Exhibit 15.1

Update: Merger of eFunds now effective

As an investor in one or more of our for-sale housing eFunds, we are writing to inform you that the planned merger of the three eFunds is now effective. As of today, December 1, 2020, you are now a shareholder of the newly-created Fundrise eFund.

The primary purpose for merging the three separate eFunds is to create greater efficiencies, reduce the overall operating costs, increase diversification, and ultimately produce stronger potential returns for inventors as a result of improved economies of scale.

New Fundrise eFund formed by merging existing eFunds

You are now a shareholder of the newly-created Fundrise eFund, which was created by combining the assets of the Washington, DC eFund, the Los Angeles eFund, and the National eFund.

This scaled-up fund now holds a portfolio of real estate consisting of 75 single-family homes, roughly 88 potential development infill lots, and cash, representing a combined net asset value of roughly $83.2 million.

We expect that having a larger portfolio in a single fund — which we plan to continue scaling — will allow you to benefit from increased diversification, as well as driving down fund-level operating costs, ultimately resulting in increased net returns to you as an investor (of course as with any investment there can be no guarantees).

Impact on your account value

In conjunction with and immediately prior to executing the merger, we worked with several third-party appraisal firms to update the net asset value per share (NAV) of each of the three eFunds. This was done to ensure that shareholders received the appropriate respective ownership percentage of the newly merged eFund.

To the extent that there was an increase or decrease in the NAV of the eFund(s) in which you were previously invested, you should expect your account value to have changed accordingly, but your account value did not change as a function of the merger itself. The updates to the NAVs were as follows:

eFund	Jun 30 NAV	Nov 30 NAV	Change (%)
Los Angeles eFund	$10.92	$11.44	+4.8%
National eFund	$10.55	$10.92	+3.5%
Washington DC eFund	$10.15	$10.00	-1.5%

Fundrise eFund (new)	N/A	$11.44	N/A

Note that the newly created Fundrise eFund has inherited the NAV per share ($11.44) of the Los Angeles eFund, which was the surviving entity of the merger. It is this NAV that was used to exchange shares of the Washington DC and National eFunds for shares of the Fundrise eFund.

Resiliency of Los Angeles market along with achievement of key entitlement milestones drove increases in LA and National eFund portfolios

While the effects of the pandemic have slowed or even reversed housing price growth in some gateway cities over the past 12 months — see Zillow index values for San Francisco (-0.3%) and New York (+0.8%) — Los Angeles, where the majority of our rental homes are located, has seen home prices increase by (+9.8%) over the same period, outperforming the national average (+6.6%).

The relative strength of the LA market can be attributed to a confluence of COVID related factors, including a greater availability of detached single-family homes (nearly 40% of LA housing inventory compared with roughly 10% in New York or DC according to a 2015 Washington Post article) which can offer more privacy and square footage while still staying within the city limits. In contrast, large cities such as NYC and SF have experienced an increase in residents moving into the suburbs or out of the area entirely in an effort to find more space at an affordable price point.

In addition to strong performance in the rental portfolio, several of our investments in SLO (Small Lot Subdivision Ordinance) land sites have reached entitlement milestones, driving increases in appraised values since they are now entitled for higher density development.

Together these factors helped contribute to an appreciation in overall value for both the LA and National eFunds.

Weaker than anticipated fall sales market resulted in decrease to DC eFund portfolio

Despite a stronger sales market during the late spring and early summer, the DC sales market (and in particular the areas in which the DC eFund has been primarily invested) experienced a weaker than anticipated fall sales environment with pricing, overall sales volume, and other indicators such as traffic at new listings all showing declines. While it’s unclear at this point exactly what drove this shift in sentiment, concerns over uncertainty surrounding the election, a second wave in the pandemic, as well as stock market volatility may have all factored into the equation. Notably, having conducted third party independent appraisals on all the homes remaining in the portfolio, this shift was evident in several appraisals where the concluded values in late November were materially below where similar homes in the portfolio actually sold earlier in the summer.

That said, we believe that as uncertainty around many of those factors continues to be reduced, we may see stronger sales in the spring market and are continuing to position the remaining homes in the portfolio to be ready to take advantage of this dynamic should it come to fruition.

As a reminder, we chose, as Manager, to waive 100% of all asset management and advisory fees that we’d earned across all three eFunds.

Changes to your investor dashboard

You may notice a few changes to your investor dashboard as a result of the merger:

Transactions

In your Transactions view, you should see a transaction marked as a “Redemption” for any shares you previously owned in the Washington DC or National eFunds, and a subsequent transaction marked as an “Investment” into the Fundrise eFund in an amount equal to the aggregate value of your Washington DC and National eFund shares. These amounts should offset each other such that the net impact on your account value is effectively zero (due to rounding, there could be a one or two-cent difference).

Note: If you only owned shares of the Los Angeles eFund, you should not see any changes to your Transactions view since the Los Angeles eFund was the surviving entity of the merger, i.e. it became the Fundrise eFund.

Portfolio

In the Positions section of your Portfolio view, you should now see a single line item for the newly merged Fundrise eFund. Your Projects section should be updated to reflect the increased diversification across the properties held by any eFund which you did not previously own as part of your Fundrise portfolio (If you owned shares of all three eFunds, you should not see any changes here).

Performance

Q4 2020 will of course be the last period for which we report on the performance of the Washington DC and National eFunds. All historical data will remain available for you to review, and going forward, you will be able to view performance for the newly-merged Fundrise eFund in the same manner as your other Fundrise investments.

Looking ahead

As we stated in last month’s letter announcing our intent to move forward with the merger, going forward, we expect to continue to operate the existing portfolio of homes located primarily in Los Angeles and Washington, DC benefitting from ongoing price appreciation, while simultaneously looking for the appropriate opportunity to either renovate or sell portions of the portfolio.

In addition, given the dramatic shift in the residential housing market sparked by the COVID-19 pandemic, we expect to explore additional opportunities to invest in more affordably-priced markets across the Sunbelt that are experiencing surging demand for new homes. This strategy, along with others that we may pursue, will be driven by the ability to once again receive the unique tax-advantaged benefits offered by the eFund due to its partnership structure.

Frequently asked questions

Can I invest in the Fundrise eFund?

Per Securities and Exchange Commission regulations, the Fundrise eFund (like our eREITs) is limited to raising $50 million per year. Nearly all of this capacity was used up by the merger, so at this time we unfortunately are unable to accept new investments into the Fundrise eFund. However, we will be sure to notify you when this changes.

Can I redeem my Fundrise eFund shares?

The Fundrise eFund expects to resume normal operations of its redemption program (with the applicable penalties) within the next 3-5 business days. Note that redemption requests submitted for the Fundrise eFund will be reviewed at the end of the month following a 60-day waiting period after they were submitted. For more information, please see the offering circular.

How will the merger impact my tax reporting documents?

You should expect to receive between one and three Schedules K-1 as part of your 2020 tax package, depending on which eFunds you previously owned. Going forward, you should expect to receive a single Schedule K-1 from the Fundrise eFund for tax year 2021 and subsequent years. As a reminder, K-1s are typically available by mid-March.